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                             August 3, 2021

       Carsten Falk
       Chief Executive Officer
       Wikisoft Corp.
       315 Montgomery Street
       San Francisco, CA 94104

                                                        Re: Wikisoft Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 30, 2021
                                                            File No. 333-258341

       Dear Mr. Falk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 30, 2021

       General

   1.                                                   The accommodation
permitting the resale of shares to be issued under an equity line agreement is available
only where there is an existing public market for the securities as evidenced by trading on
a national securities exchange or through the facilities of the OTC
                                                        Bulletin Board or the
OTCQX or OTCQB tiers of OTC Link ATS. We note that your
                                                        prospectus describes
your intention to trade on OTCQB in the future. Please withdraw the registration statement
if you are not currently listed on OTCQB. For guidance, refer to
                                                        Securities Act Sections
Compliance and Disclosure Interpretation 139.13.
 Carsten Falk
FirstName  LastNameCarsten Falk
Wikisoft Corp.
Comapany
August     NameWikisoft Corp.
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Scott Doney